News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

June 25, 2008 – AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) announces the results of its annual general meeting (the “Meeting”) held on June 24, 2008. At the Meeting, the shareholders of the Bonanza approved all resolutions placed before them by management, including the election of directors, the appointment of the auditor and the approval of the continuation of the stock option plan. Brian Kirwin, Giulio Bonifacio, Ronald Netolitzky, Robert McKnight, James Bagwell and Donald Lay were re-elected as directors. As of the close of the Meeting, Bonanza’s board is constituted of a majority of independent directors, namely Ronald Netolitzky, Robert McKnight, James Bagwell and Donald Lay.

The shareholders also approved the re-appointment of KPMG LLP as Bonanza’s auditors and authorized the directors to fix their remuneration. Shareholders also approved the continuation of Bonanza’s rolling stock option plan.

Bonanza has approximately $5 million in cash and no debt.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona and the Northway gold project in Quebec. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com